SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ):  76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FIFTY-NINTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: October 20, 2016 - 8:30 a.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA - Chairman, LUIZ FERNANDO LEONE VIANNA - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.

The appointment of members of the Board of Directors by the Banco Nacional de Desenvolvimento Econômico e Social Participações S.A. – BNDESPar was presented and the calling of an Extraordinary Shareholders’ Meeting to submit the proposed appointments to shareholders was unanimously approved;

II.	A report prepared by the Chief Executive Officer was presented;
III.	A report prepared by the Audit Committee was presented;
IV.	The judicial settlement with Ivaí Engenharia de Obras S.A. was unanimously approved;
V.	A guarantee for the operation of the issue of Debentures by Copel Distribuição S.A. - Copel DIS was unanimously approved;
VI.	The Executive Board’s proposal for the capital increase of Copel (Holding company) was unanimously approved;
VII.

The amendments to the Bylaws of Copel (Holding company) that comprise changes to the duties of executive officers and the creation of the Governance, Risk and Compliance executive area were unanimously approved and the calling of an extraordinary shareholders’ meeting that will submit the proposed amendments to shareholders for approval was authorized; and

VIII.	The Executive Board’s Internal Regulations was unanimously approved.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA - Chairman; LUIZ FERNANDO LEONE VIANNA - Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; JOSÉ RICHA FILHO; MARLOS GAIO; MAURO RICARDO MACHADO COSTA; SANDRA MARIA GUERRA DE AZEVEDO; and SÉRGIO EDUARDO WEGUELIN VIEIRA.

The full text of the 159th Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 8.

LUIZ FERNANDO LEONE VIANNA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.